Exhibit 99.(d)(3)(E)

Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

Wellington Management Company LLP

Dated August 8, 2016

Amended as of December 8, 2021

Series Guardian Large Cap Disciplined Growth VIP Fund

Fee (as an annual percentage of average daily net assets of the Series):

0.33% of the first $50 million in assets;

0.30% on the next $100 million in assets;

0.27% on the next $200 million in assets;

0.24% on the next $200 million in assets; and

0.22% over $550 million in assets

Guardian Global Utilities VIP Fund	0.36%

Guardian Balanced Allocation VIP Fund	0.24%
Guardian Equity Income VIP Fund	0.24%

Guardian Integrated Research VIP Fund	0.25% on first $100 million in assets; and 0.20% over $100 million in assets